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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

September 10, 2012

Ms. Michelle Roberts

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A
ONcore Value Individual Variable Annuity
Initial Registration Statement on Form N-4
File Nos. 811-1978 & 333-182248

Dear Ms. Roberts:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced initial registration statement (the “Registration Statement”), which you communicated to me via correspondence dated July 20, 2012. Registrant filed the Registration Statement with the Commission on June 21, 2012 contemporaneously with two other initial registration statements (collectively, along with the Registration Statement, the “filings”).

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Registration Statement. Registrant will give effect to disclosure changes made in response to Staff comments by means of pre-effective amendments.

Comments

•	The comments are given as to ONcore Value. To the extent any comments apply to the other filings, please make them in those filings.

Response: To the extent such comments apply to the following filings by Registrant, Ohio National Variable Account A, our responses are applicable to each such filing:

Product filing	40 Act File No.	33 Act File No.
ONcore Xtra	811-1978	333-182249
ONcore Premier	811-1978	333-182250

Ms. Roberts

September 10, 2012

1. Cover Page

(a) EDGAR Class IDs – The name on the cover page of the prospectus and the “Class ID” on Edgar should be the same. Therefore, please update the Class IDs on Edgar to insert “sold” as part of the name. Also, please update the Class ID for any other contract registration with the same name to indicate the period of time within which that contract was sold.

Response: The Registrant will update the Class IDs on Edgar to insert “sold” as part of the name and will update the Class ID for any other contract registration with the same name to indicate the period of time within which that contract was sold.

(b) Guarantees – Please include on the cover page a statement similar to that contained on page 27: “Any guarantees under the contract or death benefit riders that exceed the value of your interest in the separate account VAA are paid from our general account (not the VAA). Therefore, any amounts that we may pay under the contract in excess of your interest in the VAA are subject to our financial strength and claims-paying ability and our long-term ability to make such payments.”

Response: The second paragraph of the cover page has been revised to include similar language as follows:

Variable annuities provide Contract Value and lifetime annuity payments that vary with the investment results of the mutual funds listed later in this prospectus (“Funds”) that you choose. You cannot be sure that the Contract Value or annuity payments will equal or exceed your purchase payments. Any guarantees under the contract or optional riders that exceed the value of your interest in the separate account Ohio National Variable Account A (“VAA”) are paid from our general account (not the VAA). Therefore, any amounts that we may pay under the contract in excess of your interest in the VAA are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other policy holder obligations. The contracts are not insured by the FDIC or any other agency. They are not deposits or obligations of any bank and are not bank guaranteed.

(c) Statement Regarding Broker-Dealers – Supplementally, please explain the last sentence of the first paragraph of the cover page.

Response: Certain broker-dealers may not allow their registered representatives to sell a particular rider we offer with the product that is available at other broker-dealers at the time of sale.

2. Investment Options/The Funds (p. 13) – Typographical Error – In the last paragraph on this page, the two references to “purchase” should be changed to “purchased.”

Response: The requested change has been made.

3. Death Payment (p. 19) – Under “Surrender Charge” on page 18, it is stated that “[w]e do not assess the surrender charge when a beneficiary takes a lump sum distribution after the death of the annuitant.” Accordingly, please modify the disclosure under “Death Payment” to reflect the applicable qualification.

Ms. Roberts

September 10, 2012

Response: The quoted language was included in error. The following two sentences have been deleted from that paragraph:

We do not assess the surrender charge when a beneficiary takes a lump sum distribution after the death of the annuitant. If the annuitant dies before the end of the surrender charge period and the beneficiary chooses any settlement option other than a lump sum distribution or immediate annuitization, we will assess the applicable surrender charge on any withdrawals the beneficiary takes while the contract is in the surrender charge period.

4. Crediting Accumulation Units (p. 21) – Typographical Error – In the fourth paragraph under this heading, the reference to “you” in the second sentence should be changed to “your.”

Response: The requested change has been made.

5. What is the amount of the Death Benefit Adjustment? (p. 26) – In the first sentence of the fifth paragraph, should the words “equal to or” be inserted before “greater than the Death Benefit….”

Response: Yes, the requested language has been added.

6. Summary of Death Benefit Riders Table (p. 33) – Since this is a death benefits summary table, should “to their heirs” be added at the end of the text in the third column with respect to the disclosure for the Premium Protection (Single Life and Joint Lives) benefit?

Response: The Premium Protection death benefits are reduced dollar for dollar for withdrawals that do not exceed the allowable withdrawals under the GLWB Plus riders. In contrast, the Premium Protection Plus death benefits are not reduced for withdrawals that do not exceed the allowable withdrawals under the GLWB Plus riders until the contract anniversary after the annuitant turns 85. Therefore the Premium Protection death benefits are more appropriate for those who want to ensure the return of their principal during their lifetime and are not as concerned with leaving their original principal, or as much of their original principal, to their heirs.

7. GLWB Base (p. 37) – Please bold the following sentence: “We reserve the right to limit or not allow additional purchase payments to contracts with the GLWB Plus.”

Response: The requested change has been made.

8. Annual Credit Base (p. 38) – The statement regarding reserving the right to change credit rates for new contracts is not relevant to current sales and should be deleted. This is also true of the statement with respect to different maximum annual withdrawal percentages on page 39.

Response: The Registrant believes such disclosure is appropriate and relevant to current sales so current purchasers are aware that if they do not purchase a GLWB rider at this time the rates and withdrawal percentages available at a later time may not be the same. To clarify, the disclosure on the annual credit rate has been revised to reflect it is a reservation of rights on new “riders” issued in the future versus new “contracts” issued in the future.

9. Maximum Annual Withdrawals (p.39) – Please bold the last paragraph of the section.

Response: The requested change has been made.

Ms. Roberts

September 10, 2012

10. Lifetime Annuity Period (pp. 39-40)

(a) With respect to the last sentence in the first paragraph of this section, please explicitly state the impact on the death benefit riders instead of using a cross-reference.

Response: The first paragraph of the section has been revised to read as follows:

During the Lifetime Annuity Period, we will pay you monthly payments in an annual amount equal to the then current annual withdrawal amount you may take under the GLWB Plus rider for the lifetime of the annuitant. Once you enter the Lifetime Annuity Period, we will not accept any additional purchase payments and you will no longer be eligible for any further increases in the GLWB base. Furthermore, except for the Premium Protection death benefit rider or the Premium Protection Plus death benefit rider which continue if you enter the Lifetime Annuity Period on the contract anniversary following the annuitant’s 95th birthday, the contract will only provide the benefits under the GLWB Plus rider.

(b) In the fifth full paragraph on page 40, please clarify what the payout date is if not extended 95.

Response: The relevant sentence has been revised as follows:

With the GLWB Plus rider, we will delay the annuity payout date under your contract (which is not later than the first of the month following the annuitant’s 90th birthday) to the contract anniversary immediately following the annuitant’s 95th birthday.

11. Guaranteed Lifetime Withdrawal Benefit (Joint Life) Plus (p.42)

(a) Please set forth in the first paragraph under this section the basis supporting the underlined section of the following sentence: “the Joint GLWB Plus differs from electing spousal continuation under the GLWB Plus because you have the potential to have a higher GLWB base upon the death of the first spouse, who is also the annuitant, with the Joint GLWB Plus.”

Response: Upon spousal continuation with the Joint GLWB Plus, the GLWB base will be set equal to the higher of the Contract Value (after applying any applicable death benefit adjustment) and the then current GLWB base. With the single life GLWB Plus, if the owner dies on or after age 59 1/2 and after he or she has begun to take withdrawals, the GLWB base will be set equal to the Contract Value (after applying any death benefit adjustment), which could be lower than the then current GLWB base. The first paragraph has been revised as follows:

We also currently offer a Guaranteed Lifetime Withdrawal Benefit (Joint Life) Plus rider (“Joint GLWB Plus”) at the time the contract is issued. The Joint GLWB Plus differs from the GLWB Plus because allowable withdrawals under the rider are calculated based upon the youngest Participating Spouse’s age. Because of this, the surviving spouse’s income will not decrease upon the annuitant’s death if he or she was in Lifetime Withdrawal Period at the time of death. Subject to the conditions described, the Joint GLWB Plus rider provides a guaranteed level of withdrawals from your contract in each contract year, beginning when the youngest spouse is age 59 1/2 for the lifetime of you and your spouse. The Joint GLWB Plus rider may help protect you from the risk that you and your spouse might outlive your income. The Joint GLWB Plus differs from electing spousal continuation under the GLWB Plus because you have the potential to have a higher GLWB base upon the death of the first spouse, who is also the annuitant, with the Joint GLWB Plus. If you elect the GLWB Plus, instead of the Joint GLWB

Ms. Roberts

September 10, 2012

Plus, the GLWB base could be reduced to the current Contract Value upon spousal continuation. With the Joint GLWB Plus, however, the GLWB base upon spousal continuation will always be the greater of Contract Value or the current GLWB base as described below. The Joint GLWB Plus has a higher charge than the GLWB Plus.

(b) Please explain in correspondence the rationale supporting the spousal continuation election under the GLWB (Joint Life) Plus rider.

Response: The Joint GLWB Plus is available where either (a) the two Participating Spouses are joint owners and one is the annuitant or (b) one Participating Spouse is the owner and annuitant and the other is the sole beneficiary. Spousal continuation of the underlying contract is only available if the sole, primary beneficiary is the surviving spouse of the owner and annuitant and there is either no surviving owner or the surviving spouse is also the sole surviving owner. In order to continue to receive the benefits of the Joint GLWB Plus, the surviving spouse must elect to continue the underlying contract and the rider. If, for example, the surviving Participating Spouse is the sole beneficiary, and he or she does not choose to continue the contract as owner and annuitant, he or she would have to choose one of the settlement options described in the Death Benefit section of the prospectus and would have no further benefits under the contract.

12. Financial Statements, Exhibits, and Other Information – Please provide any financial statements, exhibits, consents and other required disclosure not included in this pre-effective amendment.

Response: Such items will be included in the pre-effective amendments to be filed by the Registrant.

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Senior Associate Counsel